THOMPSON & KNIGHT LLP

ATTORNEYS AND COUNSELORS

1700 PACIFIC AVENUE • SUITE 3300
DALLAS, TEXAS 75201-4693
(214) 969-1700
FAX (214) 969-1751
www.tklaw.com

DIRECT DIAL: (214) 969-1324
EMAIL: Wesley.Williams@tklaw.com

AUSTIN
DALLAS
FORT WORTH
HOUSTON
NEW YORK

ALGIERS
LONDON
MEXICO CITY
MONTERREY
PARIS
RIO DE JANEIRO
SÃO PAULO
VITÓRIA

September 13, 2007

PRIVILEGED AND CONFIDENTIAL

Via Federal Express

Ms. Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re: **Approach Resources Inc.**
   Form S-1 filed July 12, 2007
   File No. 333-144512

Dear Ms. Parker:

Pursuant to your letter dated August 8, 2007 to J. Ross Craft, President and Chief Executive Officer of Approach Resources Inc. (the "Company"), with respect to the Registration Statement on Form S-1 filed on July 12, 2007 (the "Registration Statement"), the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") has requested in its comment No. 5 that it be provided with certain supplemental information. Under separate cover, the Company has filed under the Securities Act of 1933, as amended, Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 ("Amendment No. 1") along with responses to the balance of the Staff's legal comments. In response to this request for additional information, the following responses and supporting materials are provided by the Company. Our responses are based upon information provided to us by or on behalf of the Company. Additionally, in order to assist you in your review of the revised prospectus, we have changed the page numbers both in your comments and our responses to reflect the current pagination.

General

5. *Please provide objective third-party support for the following disclosure in your registration statement:*

   • *On page 4, that the Northern New Mexican fields have produced over 18 MMBoe of oil;*

Response: Please find enclosed relevant excerpts from the Summary Production Reports from the technical database of IHS Inc. for the Puerto Chiquito West, Puerto Chiquito East and Boulder fields in Northern New Mexico. IHS Inc. is a provider of global technical information and support tools in a variety of industries, including energy. The enclosed excerpts from the Summary Production Reports reflect the following cumulative production from these fields:

Field	MMBbls[1]	Gas Mcf[2]	MMBoe[3]
Puerto Chiquito West.........	14,250,834	49,425,147	22,488,359
Puerto Chiquito East	4,698,681	3,806,625	5,333,119
Boulder..............................	1,888,233	1,628,871	2,159,712
Total	20,837,748	54,860,643	29,981,190

[1] Million barrels of oil or other liquid hydrocarbons.
[2] Thousand cubic feet of natural gas.
[3] Million barrels of oil equivalent, with six Mcf of natural gas being equivalent to one barrel of oil or other liquid hydrocarbons.

The Company has revised its disclosure on pages 4 and 73 of Amendment No. 1 to reflect over 29 MMBoe of oil and gas produced from the Northern New Mexican fields.

● *On page 4, that you are one of the top ten most active drillers in West Texas;*

Response: Please find enclosed relevant excerpts from the following report prepared by Drilling Info and its subsidiary, DI Energy Strategy Partners:

"Top 15 Operators, W. Texas – 2004-2006 by Total Wells Drilled."

Drilling Info is a consulting and research firm that provides geophysical analyses regarding subsurface geology in addition to well and production data. The Company engaged Drilling Info to research the comparative drilling activity in West Texas referred to in the Registration Statement. The excerpts from the enclosed report indicate that our wholly-owned subsidiary, Approach Operating LLC, was the tenth most active driller in West Texas from 2004 to 2006 by total wells drilled.

● *Also on page 4, that you are the 2nd most active driller in Canyon Sands;*

Response: Please find enclosed relevant excerpts from the following report prepared by Drilling Info and its subsidiary, DI Energy Strategy Partners:

"Top 15 Operators, Canyon Sands Area – 2004-2006 by Total Wells Drilled."

The Company engaged Drilling Info to research the comparative drilling activity in the Canyon Sands referred to in the Registration Statement. The excerpts from the enclosed report indicate that our wholly-owned subsidiary, Approach Operating LLC, was the second most active driller in the Canyon Sands from 2004 to 2006 by total wells drilled.

- *On page 72, that you have assembled a portfolio of properties, that are "prolific" producing natural gas and oil fields;*

Response: On page 67 of the Company's initial Registration Statement, the Company stated its belief that its portfolio of properties included properties in prolific producing natural gas and oil fields. All of the Company's current production is located in the Ozona Northeast field and Cinco Terry prospect in Crockett and Schleicher Counties, Texas and substantially all of this production is from the Canyon Sands trend. The Canyon Sand trend in this area has produced over 3.8 trillion cubic feet equivalent of natural gas and oil since before 1958 (see excerpts from the report from IHS Inc. referred to below). In addition, the Ozona Northeast field is ranked number 75 in the U.S. Energy Information Administration's ("EIA") top 100 U.S. oil and gas fields by gas proved reserves. Please see the enclosed relevant excerpts from the EIA report titled "Top 100 Oil and Gas Fields." Based on the foregoing data and the industry experience of the Company's technical team, the Company believes that its disclosure was accurate. Notwithstanding the foregoing, the Company has amended the disclosure on page 72 of Amendment No. 1 to delete the word "prolific" from its description of the Ozona Northeast field.

- *On page 72, that to date, the combined production in the West Texas canyon fields has been 3.8 Tcfe; and*

Response: Please find enclosed relevant excerpts from the Production Summary Reports from the technical database of IHS Inc. for Canyon Sands production in Schleicher, Crockett, Sutton Counties and Edwards County, Texas, which are the predominate producing counties out of the Canyon Sands trend in Texas. The enclosed excerpts from the Summary Production Reports indicate the following cumulative Canyon Sands production from these counties:

County	MMBbls[(1)]	Gas Mcf[(2)]	Mcfe[(3)]
Schleicher, Crockett and Sutton.....	19,674,025	3,493,945,908	3,611,990,058
Edwards..	11,505	223,015,270	223,084,300
Total	19,685,530	3,716,961,178	3,835,074,358

(1) Million barrels of oil or other liquid hydrocarbons.
(2) Thousand cubic feet of natural gas.
(3) Thousand cubic feet equivalent, with one barrel of oil or other liquid hydrocarbons being equivalent to six Mcf of natural gas.

- *On page 73, the production of the New Mexican fields.*

  Response: Please find enclosed relevant excerpts from the Summary Production Reports from the technical database of IHS Inc. for the Puerto Chiquito West, Puerto Chiquito East and Boulder fields in Northern New Mexico. The Company has revised its disclosure on page 73 of Amendment No. 1 to reflect cumulative production of over 22 MMBoe of oil and gas from the Puerto Chiquito West field, 5 MMBoe of oil and gas from the Puerto Chiquito East field and 2 MMBoe of oil and gas from the Boulder field.

Please direct any questions or additional comments regarding Amendment No. 1 and this letter to Joe Dannenmaier at (214) 969-1393 or to the undersigned at (214) 969-1324.

Sincerely,



Wesley P. Williams

Enclosures

cc: John W. Madison, Attorney
Division of Corporation Finance
Securities and Exchange Commission

511851 000002 DALLAS 2234760.4

Approach Resources Inc.
Form S-1 filed July 12, 2007
File No. 333-144512
Support for Response to Comment 5, parts 1 and 6

Summary Production Report

Lease Name:	MULTIPLE		
Lease Number:	MULTIPLE	Cum Oil:	14,250,834
Operator Name:	MULTIPLE	Cum Gas:	49,425,147
State:	NEW MEXICO	Cum Water:	136,487
County:	RIO ARRIBA	First Production Date:	DEC 1962
Field:	PUERTO CHIQUITO WEST	Last Production Date:	APR 2007
Production ID:	SUM0430392018250440		
Reservoir Name:	MANCOS		
Prod Zone:	MANCOS		
Basin Name:	SAN JUAN BASIN		
Status:	ACTIVE MULTIPLE		

Annual Production

Year	Oil BBLS	Gas MCF	Water BBLS
Beginning Cum:	2,036,223	871,796	6,056
1970	731,050	302,433	1,567
1971	777,573	290,146	1,525
1972	638,160	306,226	2,745
1973	511,556	493,828	3,378
1974	438,692	554,186	3,464
1975	321,875	524,992	2,490
1976	309,652	501,982	1,915
1977	314,564	520,486	3,757
1978	257,436	604,155	5,759
1979	239,068	550,477	996
1980	236,903	502,805	2,455
1981	237,873	535,408	3,758
1982	227,765	523,978	2,208
1983	222,456	495,017	1,149
1984	222,196	481,888	2,311
1985	379,405	439,239	4,271
1986	849,868	719,406	1,651
1987	848,967	1,499,334	2,034
1988	863,853	2,292,892	4,030
1989	662,459	3,022,787	4,406
1990	370,574	3,015,554	6,064
1991	305,862	3,541,790	4,848
1992	354,461	3,298,040	5,609
1993	290,902	3,217,749	7,277
1994	194,383	3,038,017	5,127
1995	199,298	2,641,905	5,665
1996	141,429	2,237,036	3,908
1997	129,597	1,983,532	5,574
1998	137,989	2,069,313	5,989
1999	124,043	1,823,779	5,160
2000	107,877	1,273,185	2,622
2001	105,323	1,278,574	3,422
2002	95,145	1,049,217	3,281

2003	83,258	936,949	2,390
2004	70,367	682,855	2,866
2005	90,312	605,859	2,664
2006	89,054	519,109	1,316
2007	32,044	169,954	771
Totals:	14,250,834	49,425,147	136,487

===

Annual Injection

Year	Liquid BBLS	Gas MCF	Water BBLS
Beginning Cum Inj:			
1978		454,945	203,568
1979		561,313	
1980		512,960	
1981		537,726	
1982		571,757	
1983		530,449	
1984		531,155	
1985		447,935	
1986		731,539	
1987		904,898	
1988		1,386,720	
1989		1,534,420	
1990		1,966,382	
1991		2,508,013	
1992		2,187,023	4,144
1993		2,273,233	
1994		2,139,859	
1995		1,874,053	
1996		1,787,749	
1997		1,557,908	
1998		1,492,704	
1999		1,242,827	
2000		905,882	
2001		611,323	
2002		391,758	
2003		148,184	
2004		219,299	
2005		206,061	
2006		27,819	
Totals:		30,245,894	

===

Monthly Production

Date MO/YR	Oil BBLS	Gas MCF	Water BBLS	# of Wells	Days on

Summary Production Report

Lease Name:	**MULTIPLE**		
Lease Number:	MULTIPLE	Cum Oil:	4,698,681
Operator Name:	MULTIPLE	Cum Gas:	3,806,625
State:	NEW MEXICO	Cum Water:	542,431
County:	RIO ARRIBA	First Production Date:	MAR 1960
Field:	████████████████	Last Production Date:	APR 2007
Production ID:	SUM0430390670050430		
Reservoir Name:	MANCOS		
Prod Zone:	MANCOS		
Basin Name:	SAN JUAN BASIN		
Status:	ACTIVE MULTIPLE		

Annual Production

Year	Oil BBLS	Gas MCF	Water BBLS
Beginning Cum:	2,114,536	323,495	142,251
1970	204,134	44,306	22,879
1971	184,819	43,725	18,640
1972	201,530	48,131	20,505
1973	183,081	47,657	17,610
1974	160,154	46,313	11,851
1975	114,456	33,140	5,433
1976	117,310	34,726	13,326
1977	86,304	26,241	13,166
1978	54,152	17,025	7,145
1979	58,466	17,385	8,851
1980	71,956	20,441	8,138
1981	111,982	29,893	8,675
1982	128,793	32,569	11,489
1983	99,705	27,209	3,678
1984	75,469	23,252	1,635
1985	62,116	16,977	1,817
1986	38,364	11,123	1,129
1987	46,433	12,759	1,256
1988	20,670	8,126	860
1989	14,995	58,334	593
1990	26,171	44,386	1,718
1991	19,616	42,679	476
1992	25,655	76,245	11,155
1993	34,334	185,708	13,038
1994	38,778	177,846	5,986
1995	34,702	228,656	5,808
1996	28,151	185,095	10,611
1997	24,384	144,451	6,469
1998	23,751	194,182	12,721
1999	25,692	189,640	16,559
2000	23,658	247,005	15,181
2001	21,830	178,060	11,459
2002	16,230	189,129	6,510

2003	26,897	213,109	11,562
2004	54,223	150,148	22,931
2005	44,449	157,596	21,646
2006	43,846	203,014	30,856
2007	14,354	72,679	11,581
Totals:	4,698,681	3,806,625	542,431

Annual Injection

Year	Liquid BBLS	Gas MCF	Water BBLS
Beginning Cum Inj:			
1989			48,111
1990			40,259
1991			40,026
1992		74,030	10,358
1993		182,663	12,894
1994		290,376	5,304
1995		224,742	5,808
1996		181,481	10,606
1997		141,489	6,469
1998		189,862	12,721
1999		185,244	16,559
2000		156,221	15,129
2001		172,808	9,810
2002		139,194	5,215
2003		195,718	10,290
2004		106,612	19,735
2005		72,924	20,367
2006		13,215	26,619
2007		707	10,233
Totals:		2,327,286	

Monthly Production

Date MO/YR	Oil BBLS	Gas MCF	Water BBLS	# of Wells	Days on
JAN 1970	19,479	4,223	1,998	23	
FEB 1970	15,862	3,292	1,602	22	
MAR 1970	17,727	3,903	1,929	22	
APR 1970	14,563	2,800	1,558	22	
MAY 1970	18,432	4,009	1,915	22	
JUN 1970	19,401	4,395	2,003	22	
JUL 1970	18,837	3,774	2,033	22	
AUG 1970	13,985	3,200	1,947	22	
SEP 1970	19,728	4,618	2,388	22	
OCT 1970	17,292	3,965	2,306	22	
NOV 1970	13,696	2,968	1,463	22	

Summary Production Report

Lease Name:	**MULTIPLE**		
Lease Number:	MULTIPLE	Cum Oil:	1,888,233
Operator Name:	MULTIPLE	Cum Gas:	1,628,871
State:	NEW MEXICO	Cum Water:	179,908
County:	RIO ARRIBA	First Production Date:	MAY 1961
Field:	BOULDER	Last Production Date:	MAY 2000
Production ID:	SUM0430390731807140		
Reservoir Name:	MANCOS		
Prod Zone:	MANCOS		
Basin Name:	SAN JUAN BASIN		
Status:	INACTIVE CRUDE OIL		

Annual Production

Year	Oil BBLS	Gas MCF	Water BBLS
Beginning Cum:	1,471,678	1,001,607	107,066
1970	64,610	20,774	5,298
1971	46,444	22,880	4,420
1972	29,361	9,123	2,965
1973	23,475	7,776	2,182
1974	25,886		4,192
1975	16,197	2,684	4,553
1976	20,886	6,868	5,889
1977	17,649	14,786	9,699
1978	15,648	11,144	6,325
1979	14,087	8,790	4,070
1980	12,077	7,075	2,930
1981	11,000	1,002	2,985
1982	8,693	12	2,163
1983	7,714	226	1,233
1984	7,771	307	1,307
1985	6,109	311	1,304
1986	5,977	267	1,883
1987	4,064	299	1,142
1988	11,771	2,215	1,046
1989	9,431	21,054	1,807
1990	8,385	17,550	1,686
1991	7,614	18,792	749
1992	6,765	16,974	506
1993	6,739	16,783	315
1994	5,968	14,537	349
1995	5,846	14,723	259
1996	6,174	16,049	218
1997	3,849	8,977	96
1998	1,694	3,859	
1999	3,396	8,928	
2000	1,275	3,178	
Totals:	1,888,233	1,628,871	179,908

Approach Resources Inc.
Form S-1 filed July 12, 2007
File No. 333-144512
Support for Response to Comment 5, part 2



Top 15 Operators, W. Texas - 2004-2006
by Total Wells Drilled

W.TX Area
# of Wells drilled by Operator, grouped by year of Spud Date.
NOTE: If unknown spud date, used first of event date (surf casing , int casg, etc), completion date, or plugging date).
If no such date exists in system, assumed well not drilled and therefore not included in count.

Operator	2004	2005	2006	Total
DOMINION EXPL. & PROD., INC.	536	396	538	1470
PIONEER NATURAL RES. USA, INC.	169	174	327	670
OXY USA WTP LP	205	171	202	578
ANADARKO PETROLEUM CORPORATION	186	102	139	427
HENRY PETROLEUM LP	98	128	129	355
ENERGEN RESOURCES CORPORATION	149	82	114	345
CHEVRON U. S. A. INC.	111	111	92	314
MARINER ENERGY, INC.	68	86	149	303
RANGE PRODUCTION COMPANY	86	71	101	258
APPROACH OPERATING LLC	67	104	81	252
XTO ENERGY INC.	27	81	91	199
APACHE CORPORATION	59	73	66	198
WHITING OIL & GAS CORPORATION	1	41	154	196
ENDEAVOR ENERGY RESOURCES LP	61	44	83	188
CONOCOPHILLIPS COMPANY	63	66	58	187
RIATA ENERGY, INC.	43	44	74	161
CELERO ENERGY, L.P.	7	130	10	147
CHESAPEAKE OPERATING, INC.	30	44	72	146
ENCORE OPERATING, L.P.	59	57	27	143
OK ARENA OPERATING COMPANY	1	35	86	122
KINDER MORGAN	37	43	42	122
FIML NATURAL RESOURCES, LLC	20	42	59	121
TXP, INCORPORATED	17	35	69	121
THOMPSON, J. CLEO	43	30	40	113
POGO PRODUCING COMPANY	49	28	34	111
KCS RESOURCES, INC.	54	26	28	108
FASKEN OIL & RANCH LTD	37	23	44	104
LATIGO PETROLEUM TEXAS, LP	18	37	47	102
EOG RESOURCES INC	39	30	22	91
PARALLEL PETROLEUM CORPORATION	21	26	43	90
PERENCO LLC	59	25	3	87
FOREST OIL CORPORATION	32	32	13	77
DEVON ENERGY PRODUCTION CO LP	44	25	7	76
TEXLAND PETROLEUM, L.P.	16	32	27	75
CROWNQUEST OPERATING, LLC	20	29	25	74
GRUY PETROLEUM MANAGEMENT CO.	14	10	48	72
WALSH PETROLEUM, INC.	31	18	22	71
LCX ENERGY, LLC	1	12	53	66
NEWFIELD EXPLORATION COMPANY	16	19	31	66
CHAPARRAL ENERGY, L.L.C.	26	18	10	54
PURE RESOURCES, L.P.	25	23	4	52
DISCOVERY OPERATING, INC	19	24	8	51
MERIT ENERGY COMPANY	2	13	33	48
JETTA OPERATING CO., INC	17	15	16	48
COG PETROLEUM CORPORATION	1	15	31	47
GREAT WESTERN DRILLING COMPANY	13	15	18	46
SULLIVAN, HOLLIS R. INC.	18	16	10	44
CIMAREX ENERGY CO	6	10	27	43
CHOLLA PRODUCTION LLC	7	17	16	40
SHARP IMAGE ENERGY, INC.	16	9	14	39

10.

Approach Resources Inc.
Form S-1 filed July 12, 2007
File No. 333-144512
Support for Response to Comment 5, part 3



Top 15 Operators, Canyon Sands Area - 2004-2006 by Total Wells Drilled

Canyon Sand Area
# of Wells drilled by Operator, grouped by year of Spud Date.
NOTE: If unknown spud date, used first of event date (surf casing, int casg, etc), completion date, or plugging date).
If no such date exists in system, assumed well not drilled and therefore not included in count.

Operator	2004	2005	2006	Total
DOMINION EXPL. & PROD., INC.	536	393	538	1467
2. **APPROACH OPERATING LLC**	**67**	**102**	**81**	**250**
ANADARKO PETROLEUM CORPORATION	45	44	56	145
FIML NATURAL RESOURCES, LLC	20	39	58	117
KCS RESOURCES, INC.	54	26	26	106
NEWFIELD EXPLORATION COMPANY	10	14	28	52
DEVON ENERGY PRODUCTION CO LP	32	15	1	48
POGO PRODUCING COMPANY	22	4	18	44
ENCORE OPERATING, L.P.	25	6	2	33
THOMPSON, J. CLEO	15	6	12	33
CHEVRON U. S. A. INC.	15	11	3	29
BLUEGRASS ENERGY, INC.	6	11	8	25
TELESIS OPERATING CO., INC.	0	5	19	24
EOG RESOURCES INC	4	11	8	23
OXY USA WTP LP	7	7	6	20
TXP, INCORPORATED	13	5	0	18
HARRISON INTERESTS, LTD.	0	9	8	17
UNIT PETROLEUM COMPANY	7	6	1	14
RANGE PRODUCTION COMPANY	5	4	5	14
SAMSON RESOURCES CO	8	6	0	14
MOMENTUM ENERGY CORPORATION	5	3	4	12
MLC OPERATING, LP	0	2	9	11
ENCANA OIL & GAS(USA) INC	1	10	0	11
PIONEER NATURAL RES. USA, INC.	3	5	3	11
CHESAPEAKE OPERATING, INC.	8	0	2	10
DISCOVERY OPERATING, INC	3	4	2	9
XOG OPERATING LLC	0	2	7	9
SILVER OIL & GAS INC.	3	5	1	9
CONCHO RESOURCES INC.	8	0	0	8
GREAT WESTERN DRILLING COMPANY	1	4	2	7
MEXTEX OPERATING COMPANY	0	0	7	7
MARINER ENERGY, INC.	0	1	6	7
HENRY PETROLEUM LP	1	2	4	7
DURANGO PIPELINE CORPORATION	0	6	0	6
TEMA OIL AND GAS COMPANY	0	3	3	6
RIO-TEX, INC.	1	3	2	6
RUWCO OIL AND GAS CORP.	2	1	3	6
WILLIAMS, CLAYTON ENERGY, INC.	0	6	0	6
CHI OPERATING, INC.	2	1	2	5
BURK ROYALTY CO., LTD.	0	0	5	5
O'NEILL PROPERTIES, LTD.	4	1	0	5
PAR MINERALS CORPORATION	3	0	2	5
PAINT ROCK OPERATING, LLC	0	1	3	4
O.G.P. OPERATING, INC.	2	2	0	4
BEACH EXPLORATION, INC.	2	1	1	4
DIAMONDBACK RESOURCES LLC	4	0	0	4
HALLIBURTON OPERATING COMPANY	1	0	3	4
FAIRWAY LINKS ENERGY INC	0	0	4	4
FALCON BAY ENERGY, L.L.C	4	0	0	4

Approach Resources Inc.
Form S-1 filed July 12, 2007
File No. 333-144512
Support for Response to Comment 5, part 4

Appendix B

Top 100 Oil and Gas Fields

Top 100 Oil and Gas Fields

This appendix presents estimates of the proved reserves and production of the top 100 liquids or gas fields by reserves or by production. The liquids production and reserve data include both crude oil and lease condensate, and are labeled as liquids. The total gas production and reserve data is wet after lease separation. Although there is considerable grouping of field-level statistics within the tables, rough orders of magnitude may be estimated for the proved reserves and production of most fields. They rank the top 100 fields by production (B3 and B4) rather than by reserves (B1 and B2).

Many of the fields in the top 100 group are operated by only one or two operators, therefore, the totals for proved reserves are grouped as top 10, top 20, top 50, and top 100 to avoid revealing company proprietary data. Many of the same fields are in each of the tables B1, B2, B3, and B4. The liquids fields with the more recent Discovery dates are typically located in the Gulf of Mexico Offshore and Alaska. The gas fields with the more recent Discovery dates are located in the Gulf of Mexico Offshore, New Mexico, Colorado, and Wyoming. Blanco/Ignacio-Blanco and Basin have been combined into San Juan Basin Gas Area.

Summary for the Top 100 Fields for 2005 Liquids and Gas

Rank Group	12/31/2005 Proved Reserves	Percent	12/31/2005 Nonproducing Reserves	Percent	Estimated 2005 Production	Percent
Table B1. Top 100 U.S. Fields as Ranked by Liquids Proved Reserves (Million Barrels)						
Top 10	7,459.9	32.4%	1,818.5	29.7%	410.3	21.5%
Top 20	9,884.9	42.9%	2,430.7	39.7%	597.4	31.3%
Top 50	13,307.3	57.8%	3,399.7	55.5%	822.5	43.1%
Top 100	15,721.9	68.3%	4,298.8	70.2%	1,029.8	54.0%
Others	7,297.1	31.7%	1,822.2	29.8%	877.2	46.0%
Total	23,019.0	100.0%	6,121.0	100.0%	1,907.0	100.0%
Table B2. Top 100 U.S. Fields as Ranked by Gas Proved Reserves (Billion Cubic Feet)						
Top 10	63,050.8	29.6%	16,914.5	28.4%	4,019.3	20.9%
Top 20	81,644.4	38.3%	21,769.8	36.5%	5,414.0	28.1%
Top 50	105,810.6	49.6%	29,792.6	49.9%	7,189.1	37.3%
Top 100	124,975.2	58.6%	35,807.1	60.0%	8,614.2	44.7%
Others	88,332.8	41.4%	23,850.9	40.0%	10,644.8	55.3%
Total	213,308.0	100.0%	59,658.0	100.0%	19,259.0	100.0%
Table B3. Top 100 U.S. Fields as Ranked by Liquids Production (Million Barrels)						
Top 10	n/a	n/a	n/a	n/a	501.8	26.3%
Top 20	n/a	n/a	n/a	n/a	683.3	35.8%
Top 50	n/a	n/a	n/a	n/a	931.7	48.9%
Top 100	n/a	n/a	n/a	n/a	1,099.7	57.7%
Others	n/a	n/a	n/a	n/a	807.3	42.3%
Total	n/a	n/a	n/a	n/a	1,907.0	100.0%
Table B4. Top 100 U.S. Fields as Ranked by Gas Production (Billion Cubic Feet)						
Top 10	n/a	n/a	n/a	n/a	4,193.2	21.8%
Top 20	n/a	n/a	n/a	n/a	5,476.0	28.4%
Top 50	n/a	n/a	n/a	n/a	7,407.7	38.5%
Top 100	n/a	n/a	n/a	n/a	9,011.3	46.8%
Others	n/a	n/a	n/a	n/a	10,247.7	53.2%
Total	n/a	n/a	n/a	n/a	19,259.0	100.0%

Table B1. Top 100 Liquids Fields Ranked by Reserves

The top 100 liquids fields by reserves had 15,722 million barrels of **proved reserves** accounting for 68 percent of the total United States as of December 31, 2005, **(Table 6 and Table 14)** and 70 percent of the reported nonproducing reserves. In the top 20 liquids fields for 2005 there are five fields, which are in the deep water of the Gulf of Mexico Federal Offshore and two are currently nonproducing.



LIQUIDS PROVED RESERVES

The top 100 liquids fields by reserves had 1,030 million barrels of **production,** or 54 percent of the 2005 U.S. total **(Table 6 and Table 14)**. From year to year these top 100 fields change rank. The most notable change from last year is the Elm Coulee field in Montana moving to 24th in 2005.

Table B2. Top 100 Gas Fields Ranked by Reserves

The top 100 gas fields by reserves had 124,975 billion cubic feet of wet natural gas **proved reserves** or 58 percent of the total, as of December 31, 2005 **(Table 9)** and 60 percent of the reported nonproducing reserves.



WET GAS PROVED RESERVES

The top 100 gas fields by reserves had 8,614 billion cubic feet of **production,** or 45 percent of the 2005 U.S. total **(Table 9)**.

Table B3. Top 100 Liquids Fields Ranked by Production

The top 100 liquids fields by production had 1,100 million barrels of **production,** or 58 percent of the 2005 U.S. total **(Table 6 and Table 14)**.



LIQUIDS PRODUCTION

Table B4. Top 100 Gas Fields Ranked by Production

The top 100 gas fields had 9,011 billion cubic feet of **production,** or 47 percent of the 2005 U.S. total **(Table 9)**.



WET GAS PRODUCTION

A Quarter Century of Change

For a historical perspective of the way the largest 100 oil fields have changed over the course of 25 years, a table of the One Hundred Largest Fields as of December 31, 1979 has been added to this appendix **(Table B5)**.

B-2

Energy Information Administration
U.S. Crude Oil, Natural Gas, and Natural Gas Liquids Reserves 2005 Annual Report

Table B2. Top 100 U.S. Fields Ranked by Gas Proved Reserves from Estimated 2005 Field Level Data[a]
(Billion Cubic Feet)

Num	Field Name	Location	Discovery Year	Rank Group Proved Reserves	Nonproducing Reserves	2005 Estimated Production Volume
1	SAN JUAN BASIN GAS AREA	CO & NM	1927		(1-10)	1397.0
2	PINEDALE	WY	1955		(1-10)	457.3
3	NEWARK EAST	TX	2002		(1-10)	496.5
4	HUGOTON GAS AREA	KS & OK & TX	1922		(1-10)	480.7
5	PRUDHOE BAY	AK	1967		(1-10)	193.0
6	JONAH	WY	1977		(1-10)	273.1
7	WATTENBERG	CO	1970		(1-10)	179.1
8	MADDEN	WY	1968		(1-10)	163.7
9	ANTRIM	MI	1965		(1-10)	164.9
10	CARTHAGE	TX	1981		(1-10)	214.1
Top 10 Volume Subtotal				**63,050.8**	**16,914.5**	**4,019.3**
Top 10 Percentage of U.S. Total				**29.6%**	**28.4%**	**20.9%**
11	RATON BASIN GAS AREA	CO & NM	1998		(11-20)	120.9
12	NATURAL BUTTES	UT	1940		(11-20)	133.6
13	PRB COALBED	WY	1992		(11-20)	336.1
14	VERNON	LA	1967		(11-20)	115.1
15	LOWER MOBILE BAY AREA	AL & FG	1979		(11-20)	139.1
16	SPRABERRY TREND AREA	TX	1952		(11-20)	78.7
17	SAWYER	TX	1960		(11-20)	75.1
18	ELK HILLS	CA	1919		(11-20)	136.2
19	FOGARTY CREEK	WY	1975		(11-20)	166.4
20	ELM GROVE	LA	1916		(11-20)	93.6
Top 20 Volume Subtotal				**81,644.4**	**21,769.8**	**5,414.0**
Top 20 Percentage of U.S. Total				**38.3%**	**36.5%**	**28.1%**
21	OAKWOOD	VA	1990		(21-50)	54.5
22	GRAND VALLEY	CO	1985		(21-50)	63.0
23	BIG SANDY	KY & WV	1926		(21-50)	45.6
24	MAMM CREEK	CO	1959		(21-50)	95.5
25	MISSISSIPPI CANYON BLK 807 (MARS-URSA)	FG	1989		(21-50)	93.2
26	OAK HILL	TX	1958		(21-50)	97.9
27	WASSON	TX	1954		(21-50)	78.1
28	PARACHUTE	CO	1985		(21-50)	51.3
29	STRONG CITY DISTRICT	OK	1966		(21-50)	81.5
30	RULISON	CO	1958		(21-50)	54.7
31	BALD PRAIRIE	TX	1976		(21-50)	54.5
32	FARRAR	TX	2002		(21-50)	53.2
33	GOLDEN TREND	OK	1945		(21-50)	41.4
34	HALEY	TX	1983		(21-50)	43.2
35	LAKE RIDGE	WY	1981		(21-50)	17.6
36	RED OAK-NORRIS	OK	1910		(21-50)	57.1
37	OAKS	TX	1975		(21-50)	36.5
38	FREESTONE	TX	1949		(21-50)	80.9
39	DRUNKARDS WASH	UT	1989		(21-50)	62.1
40	MOCANE-LAVERNE GAS AREA	KS & OK & TX	1946		(21-50)	64.0
41	MAYFIELD NE	OK	1951		(21-50)	105.4
42	PANOMA GAS AREA	KS	1956		(21-50)	71.7
43	GIDDINGS	TX	1960		(21-50)	106.0
44	BELUGA RIVER	AK	1962		(21-50)	61.2
45	BUFFALO WALLOW	TX	1969		(21-50)	51.5
46	WATONGA-CHICKASHA TREND	OK	1948		(21-50)	50.0
47	OVERTON	TX	1973		(21-50)	49.0
48	STANDARD DRAW	WY	1979		(21-50)	22.5
49	HONDO	FP	1969		(21-50)	18.0
50	PINON	TX	1982		(21-50)	14.4
Top 50 Volume Subtotal				**105,810.6**	**29,792.6**	**7,189.1**
Top 50 Percentage of U.S. Total				**49.6%**	**49.9%**	**37.3%**

Table B2. Top 100 U.S. Fields Ranked by Gas Proved Reserves from Estimated 2005 Field Level Data[a] (Continued)
(Billion Cubic Feet)

Num	Field Name	Location	Discovery Year	Rank Group Proved Reserves	Rank Group Nonproducing Reserves	2005 Estimated Production Volume
51	KINTA	OK	1914	(51-100)		45.7
52	SLIGO	LA	1922	(51-100)		46.6
53	STILES RANCH	TX	1978	(51-100)		24.3
54	DEW	TX	1982	(51-100)		38.2
55	DOWDY RANCH	TX	1999	(51-100)		41.7
56	GOMEZ	TX	1963	(51-100)		43.3
57	MISSISSIPPI CANYON BLK 383 (KEPLER)	FG	1987	(51-100)		0.0
58	WAMSUTTER	WY	1997	(51-100)		30.1
59	COOK INLET NORTH	AK	1962	(51-100)		44.5
60	SHO-VEL-TUM	OK	1905	(51-100)		31.1
61	ECHO SPRINGS	WY	1976	(51-100)		30.8
62	PICEANCE CREEK	CO	1930	(51-100)		5.9
63	MISSISSIPPI CANYON BLK 778 (THUNDER HORSE)	FG	1999	(51-100)		0.0
64	CEDARDALE NE	OK	1957	(51-100)		27.2
65	BEAR GRASS	TX	1977	(51-100)		27.6
66	EAST BREAKS BLK 602 (NANSEN)	FG	1999	(51-100)		67.3
67	TEAGUE	TX	1945	(51-100)		30.5
68	NORA	VA	1949	(51-100)		2.7
69	WILD ROSE	WY	1975	(51-100)		24.4
70	ELK CITY	OK	1947	(51-100)		30.1
71	VERDEN	OK	1948	(51-100)		27.5
72	MIMMS CREEK	TX	1978	(51-100)		47.1
73	BRUFF	WY	1969	(51-100)		33.5
74	EXSUN	TX	1974	(51-100)		43.1
75	OZONA NE	TX	1966	(51-100)		24.7
76	WILBURTON	OK	1941	(51-100)		34.7
77	KUPARUK RIVER	AK	1969	(51-100)		6.6
78	NACONICHE CREEK	TX	1978	(51-100)		9.7
79	OZONA	TX	1962	(51-100)		23.1
80	VAQUILLAS RANCH	TX	1978	(51-100)		45.6
81	BETHANY	TX	1921	(51-100)		29.0
82	WAYNOKA NE	OK	1956	(51-100)		18.5
83	CHEYENNE WEST	OK	1971	(51-100)		35.6
84	HOLLY	LA	1928	(51-100)		22.1
85	WILLOW SPRINGS	TX	1938	(51-100)		27.8
86	MOBILE BLK 823	FG	1983	(51-100)		23.9
87	MINDEN	TX	1954	(51-100)		20.7
88	BROWN-BASSETT	TX	1953	(51-100)		26.4
89	BOONSVILLE	TX	1945	(51-100)		27.1
90	HUXLEY	TX	1946	(51-100)		15.2
91	CASPIANA	LA	1925	(51-100)		14.9
92	MISSISSIPPI CANYON BLK 731 (MENSA)	FG	1987	(51-100)		54.1
93	CHARCO	TX	1948	(51-100)		29.9
94	CEMENT	OK	1916	(51-100)		34.1
95	EAKLY-WEATHERFORD TREND	OK	1953	(51-100)		21.0
96	GOLDSMITH	TX	1946	(51-100)		16.6
97	VIOSCA KNOLL BLK 956 (RAM-POWELL)	FG	1985	(51-100)		71.1
98	STRATTON	TX	1937	(51-100)		18.4
99	BLOCKER	TX	1954	(51-100)		13.7
100	DAVIDSON RANCH	TX	1964	(51-100)		17.4
	Top 100 Volume Subtotal			**124,975.2**	**35,807.1**	**8,614.2**
	Top 100 Percentage of U.S. Total			**58.6%**	**60.0%**	**44.7%**

[a]Total wet gas after lease separation.

Note: The U.S. total production estimate of 19,259 billion cubic feet and the U.S. total reserves estimate of 213,308 billion cubic feet, used to calculate the percentages in this table, are from Table 9 in this publication. Column totals may not add due to independent rounding.

FP = Federal Offshore Pacific.

FG = Federal Offshore Gulf of Mexico.

Source: Energy Information Administration, Office of Oil and Gas.

Approach Resources Inc.
Form S-1 filed July 12, 2007
File No. 333-144512
Support for Response to Comment 5, part 5

11,230 wells

Schleicher
Crockett
Sutton

Summary Production Report

Lease Name:	MULTIPLE		
Lease Number:	MULTIPLE	Cum Oil:	19,674,025
Operator Name:	MULTIPLE	Cum Gas:	3,493,945,908
State:	TEXAS	Cum Water:	81,934,100
County:	MULTIPLE	First Production Date:	JAN 1952
Field:	MULTIPLE	Last Production Date:	DEC 2006
Production ID:	SUM07C102049		
Reservoir Name:	CANYON		
Prod Zone:	MULTIPLE		
Basin Name:	MULTIPLE		
Status:	ACTIVE MULTIPLE		

Total 4 counties : > 3.8 tcfe
11,848 wells

Annual Production Year	Oil BBLS	Gas MCF	Water BBLS
Beginning Cum:	881,984	8,248,921	
1958	219,356		
1959	242,886		
1960	208,142		
1961	202,466		
62	198,806		
1963	244,963		
1964	228,627		
1965	393,604	14,457,437	373,579
1966	447,456	23,254,526	63,058
1967	435,409	29,767,144	913,821
1968	489,502	33,224,995	2,246,834
1969	446,454	33,902,215	83,655
1970	455,858	37,399,618	279,477
1971	454,534	35,010,279	588,471
1972	315,152	38,356,488	14,767,455
1973	309,039	47,533,154	10,716,457
1974	387,570	62,329,817	2,826,814
1975	430,171	83,186,937	1,796,245
1976	425,009	91,771,239	1,634,368
1977	383,371	92,080,741	867,703
1978	408,963	94,922,779	1,440,001
1979	430,228	98,346,178	1,638,058
1980	419,163	92,849,943	2,534,467
1981	477,908	92,585,707	2,764,599
1982	439,868	81,450,040	2,038,904
1983	403,341	70,973,404	1,479,501
1984	393,287	70,311,315	1,931,069
1985	531,225	80,323,470	1,295,839
86	431,257	68,105,736	947,414
87	418,917	74,648,261	1,390,681
1988	389,557	82,841,933	1,355,056
1989	357,960	85,521,172	1,957,693
1990	374,592	92,032,482	1,726,867

1991	393,365	96,356,469	1,376,001
1992	428,911	91,424,252	1,330,478
1993	601,318	111,516,678	1,385,105
94	537,825	118,284,390	1,555,659
1995	446,123	117,210,601	1,698,354
1996	428,076	121,731,080	1,535,752
1997	395,410	118,805,413	1,740,405
1998	390,769	115,311,843	1,249,956
1999	377,301	104,676,280	1,229,102
2000	389,422	101,054,396	1,107,662
2001	367,992	105,801,286	1,329,702
2002	343,091	110,022,440	1,316,853
2003	323,748	110,549,241	1,239,208
2004	324,983	111,964,003	1,140,668
2005	321,927	117,776,472	1,315,475
2006	327,139	123,188,641	1,725,634
Totals:	19,674,025	3,493,945,908	81,934,100

Annual Injection

Year	Liquid BBLS	Gas MCF	Water BBLS
Beginning Cum Inj:			
83			406,585
1984			90,764
1985			172,254
1986			28,996
1987			32,752
1988			1,393
1989			119,175
1990			409,071
1991			647,741
1992			543,989
1993			781,791
1994			888,019
1995			847,952
1996			732,958
1997			714,479
1998			262,645
1999			108,994
2000			455,674
2001			339,260
2002			223,483
2003			476,489
2004			827,864
2005			1,348,188
2006			1,336,693
Totals:			

Edwards

618 wells

Summary Production Report

Lease Name:	MULTIPLE		
Lease Number:	MULTIPLE	Cum Oil:	11,505
Operator Name:	MULTIPLE	Cum Gas:	223,015,270
State:	TEXAS	Cum Water:	4,531,710
County:	EDWARDS	First Production Date:	AUG 1973
Field:	MULTIPLE	Last Production Date:	DEC 2006
Production ID:	SUM07C062070		
Reservoir Name:	CANYON		
Prod Zone:	MULTIPLE		
Basin Name:	PERMIAN BASIN		
Status:	ACTIVE MULTIPLE		

Annual Production	(19 years)		
Year	Oil BBLS	Gas MCF	Water BBLS
Beginning Cum:			
1973	7	51,314	45,084
1974	277	455,443	1,068
1975	97	4,950,367	316,339
1976	1,133	7,427,561	145,250
77	935	7,625,200	344,966
1978	1,534	8,898,867	27,176
1979	1,281	10,311,917	52,226
1980	924	8,978,205	200,175
1981	854	7,587,313	161,257
1982	608	6,059,232	141,120
1983	322	4,057,818	33,315
1984	10	3,245,589	41,813
1985	112	5,086,373	74,716
1986	348	6,180,989	72,326
1987	202	5,187,802	55,285
1988	241	4,919,925	58,063
1989	371	5,234,278	71,868
1990	720	6,466,439	289,560
1991	215	6,895,794	160,777
1992	251	6,637,576	132,478
1993	192	6,131,798	105,838
1994	7	7,351,756	115,921
1995		9,082,805	66,329
1996	3	10,910,167	62,110
1997	99	11,466,310	79,564
1998	346	12,512,041	232,853
1999	11	8,446,713	199,794
2000	155	7,323,257	179,173
2001	72	6,470,916	154,768
02	17	6,061,324	154,639
2003	40	5,730,208	172,921
2004	81	5,451,406	185,003
2005	26	5,062,205	172,365

2006	14	4,756,362	225,570
Totals:	11,505	223,015,270	4,531,710

Annual Injection

Year	Liquid BBLS	Gas MCF	Water BBLS
Beginning Cum Inj:			
1983			10,029
1984			6,645
1985			168
1989			21,545
1990			58,772
1991			362,961
1992			245,140
1993			213,829
1994			179,468
1995			190,141
1996			158,906
1997			108,845
1998			170,659
1999			112,089
2000			123,270
01			54,244
2002			24,906
2003			301,501
2004			731,163
2005			502,473
2006			367,743
Totals:			

Monthly Production

Date MO/YR	Oil BBLS	Gas MCF	Water BBLS	# of Wells	Days on
AUG 1973		2,099		1	
SEP 1973	4	11,506	16,117	3	
OCT 1973		22,374	25,149	3	
NOV 1973	3	9,044	3,818	3	
DEC 1973		6,291		3	
Totals: 1973	7	51,314	45,084		
N 1974		18,580		3	
B 1974	3	17,788		3	
MAR 1974	1	19,522		3	
APR 1974	2	16,628		3	
MAY 1974	1	18,310		3	